UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2023
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

 (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒  Form 40-F ☐

Investor Relations PRESS RELEASE

Televisa Reports Second Quarter 2023 Results

Consolidated
•	Revenue and Operating Segment Income (“OSI”) declined by 0.1% and 3.3%, respectively, translating into a 36.5% margin.

Cable
•	Successfully passed 408 thousand homes with fiber-to-the-home (“FTTH”) during the quarter, achieving more than 19.4 million homes passed with our network.
•	Total Revenue Generating Units (“RGUs”) of more than 16.2 million, with over 5 thousand net-disconnections.
•	Revenue increased 4.6% and OSI declined 2.2%, representing a 39.4% margin.
•	MSO revenue grew by 4.3% and OSI fell 1.4%, translating into a 40.5% margin.

Sky
•	Total RGUs of approximately 6.5 million, with 191 thousand net-disconnections.
•	Revenue and OSI fell 13.4% and 14.9%, respectively, for a 32.6% margin.

Other Businesses
•	Strong revenue and OSI growth of 10.0% and 33.9%, respectively, for a 27.3% margin.

Earnings Call Date and Time: Wednesday, July 26, 2023, at 11:00 A.M. ET.
Conference ID # is 5823442

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (877) 344 7529	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast starting at 1:00 P.M. ET with the access code #9037400 on July 26th and will end at midnight on August 9th.

Consolidated Results

Mexico City, July 25, 2023 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the second quarter of 2023. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Financials reflect the impact of the transaction with TelevisaUnivision, Inc. (“TelevisaUnivision”) which was closed on January 31, 2022. Results from the content assets included in the transaction are presented as discontinued operations for the three and six months ended June 30, 2022.

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2023 and 2022, in millions of Mexican pesos:

	2Q’23	Margin	2Q’22	Margin	Change
		%		%	%
Revenues	18,520.2	100.0	18,533.5	100.0	(0.1)
Operating segment income(1)	6,814.0	36.5	7,045.7	37.8	(3.3)
(1) The operating segment income margin is calculated as a percentage of segment revenues.
Revenues decreased by 0.1% to Ps.18,520.2 million in the second quarter of 2023 compared with Ps.18,533.5 million in the second quarter of 2022. This decline was driven mainly by the revenue decrease of 13.4% at Sky, almost fully offset by revenue growth in the Cable and Other Businesses segments. Operating segment income fell by 3.3%, translating into a 36.5% margin.

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2023 and 2022, in millions of Mexican pesos:

	2Q’23	Margin	2Q’22	Margin	Change
		%		%	%
Revenues	18,520.2	100.0	18,533.5	100.0	(0.1)
Net income	172.5	0.9	3,289.4	17.7	n/a
Net income attributable to stockholders of the Company	133.5	0.7	3,140.4	16.9	n/a
Segment revenues	18,658.6	100.0	18,632.8	100.0	0.1
Operating segment income (1)	6,814.0	36.5	7,045.7	37.8	(3.3)
(1) The operating segment income margin is calculated as a percentage of segment revenues.

Net income attributable to stockholders of the Company amounted to Ps.133.5 million in the second quarter of 2023, compared with Ps.3,140.4 million in the second quarter of 2022. The decrease of Ps.3,006.9 million reflected (i) a Ps.419.2 million decrease in operating income before other expense, net; (ii) a Ps.140.3 million increase in other expense, net; (iii) a Ps.4,193.7 million decrease in share of income of associates and joint ventures, net; and (iv) a Ps.98.9 million decrease in income from discontinued operations.

These unfavorable variances were partially offset by (i) a Ps.317.4 million decrease in finance expense, net; (ii) a Ps.1,417.8 million decrease in income taxes; and (iii) a Ps.110.0 million decrease in net income attributable to non-controlling interests.

Second quarter Results by Business Segment

The following table presents second-quarter consolidated results ended June 30, 2023 and 2022, for each of our business segments. Consolidated results for the second quarter of 2023 and 2022 are presented in millions of Mexican pesos.

Revenues	2Q’23%		2Q’22%		Change %
Cable	12,291.5	65.9	11,750.0	63.1	4.6
Sky	4,449.5	23.8	5,140.1	27.6	(13.4)
Other Businesses	1,917.6	10.3	1,742.7	9.3	10.0
Segment Revenues	18,658.6	100.0	18,632.8	100.0	0.1
Intersegment Operations (1)	(138.4)		(99.3)
Revenues	18,520.2		18,533.5		(0.1)

Operating Segment Income (2)	2Q’23	Margin %	2Q’22	Margin %	Change %
Cable	4,841.4	39.4	4,951.8	42.1	(2.2)
Sky	1,448.4	32.6	1,702.3	33.1	(14.9)
Other Businesses	524.2	27.3	391.6	22.5	33.9
Operating Segment Income	6,814.0	36.5	7,045.7	37.8	(3.3)
Corporate Expenses	(238.3)	(1.3)	(285.2)	(1.5)	16.4
Depreciation and Amortization	(5,354.7)	(28.9)	(5,167.5)	(27.9)	(3.6)
Other expense, net	(181.2)	(1.0)	(40.9)	(0.2)	n/a
Intersegment Operations (1)	(47.6)	(0.3)	(0.4)	(0.0)	n/a
Operating Income	992.2	5.4	1,551.7	8.4	(36.1)
(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Cable

During the quarter we lost 5.4 thousand RGUs due to increased churn, which was impacted by the expiration of certain promotions from 2022, and the price increases implemented in the month of April. Broadband net disconnections were 37.8 thousand, while video RGUs fell by 46.2 thousand. On the other hand, we added around 57.5 thousand voice RGUs and had approximately 21.1 thousand mobile net-additions, ending the quarter with close to 285.4 thousand mobile subscribers.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of June 30, 2023 and 2022.

RGUs	2Q’23 Net Adds	2Q’23	2Q’22
Video	(46,190)	4,442,900	4,334,648
Broadband	(37,763)	6,031,099	5,809,590
Voice	57,474	5,466,034	4,911,727
Mobile	21,085	285,398	194,354
Total RGUs	(5,394)	16,225,431	15,250,319

Second quarter revenues increased by 4.6% to Ps.12,291.5 million compared with Ps.11,750.0 million in the second quarter of 2022 driven by the RGUs net additions over the last twelve months and the price increases implemented in the month of April.

Second quarter operating segment income decreased by 2.2% to Ps.4,841.4 million compared with Ps.4,951.8 million in the second quarter of 2022. The margin reached 39.4%. During the quarter, operating segment income at our MSO Operations fell by 1.4% year-on-year while operating segment income at our Enterprise Operations declined by 27.3%.

The following tables set forth the breakdown of revenue and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for the second quarter of 2023 and 2022.

MSO Operations (1) Millions of Mexican pesos	2Q’23	2Q’22	Change %
Revenue	11,438.8	10,965.6	4.3
Operating Segment Income	4,630.3	4,697.7	(1.4)
Margin (%)	40.5	42.8

Enterprise Operations (1) Millions of Mexican pesos	2Q’23	2Q’22	Change %
Revenue	1,394.0	1,515.2	(8.0)
Operating Segment Income	357.8	492.3	(27.3)
Margin (%)	25.7	32.5
 (1) These results do not include consolidation adjustments of Ps.541.3 million in revenue nor Ps146.7 million in Operating Segment Income for the second quarter of 2023, neither the consolidation adjustments of Ps.730.8 million in revenue nor Ps.238.2 million in Operating Segment Income for the second quarter of 2022. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Second quarter revenues in our MSO operations increased by 4.3% mainly driven by the more than 975 thousand RGUs net additions over the last twelve months and the price increases implemented in the month of April. Operating segment income decreased by 1.4%, while profitability at our MSO Operations declined by approximately 230 basis points year-on-year at a 40.5% margin as inflationary pressures were not fully offset by the price increases.

Second quarter revenues and operating segment income in our Enterprise Operations declined by 8.0% and 27.3% respectively. Our Enterprise Operations were negatively impacted by a stronger Mexican peso, considering that around one third of its revenues are denominated in US dollars. Our profitability declined by approximately 680 basis points year-on-year due to the lower revenue and because most operating costs and expenses at our Enterprise Operations are denominated in Mexican pesos.

Sky

During the quarter, Sky had 191.0 thousand RGUs disconnections, mainly driven by the loss of 164.1 thousand video RGUs.

The following table sets forth the breakdown of RGUs per service type for Sky as of June 30, 2023 and 2022.

RGUs	2Q’23 Net Adds	2Q’23	2Q’22
Video	(164,094)	5,909,228	7,019,369
Broadband	(32,860)	575,262	692,767
Voice	(29)	398	531
Mobile	6,014	22,395	22,331
Total RGUs	(190,969)	6,507,283	7,734,998

Second quarter revenues decreased by 13.4% to Ps.4,449.5 million compared with Ps.5,140.1 million in the second quarter of 2022, mainly explained by the year-on-year decline in RGUs.

Second quarter operating segment income fell by 14.9% to Ps.1,448.4 million compared with Ps.1,702.3 million in the second quarter of 2022, mainly driven by the lower revenue. The margin was 32.6%.

Other Businesses

Second quarter revenues increased by 10.0% to Ps.1,917.6 million compared with Ps.1,742.7 million in the second quarter of 2022.

Second quarter operating segment income increased by 33.9% to Ps.524.2 million compared with Ps.391.6 million in the second quarter of 2022, reaching a 27.3% margin.

Corporate Expense

Corporate expense decreased by Ps.46.9 million, or 16.4%, to Ps.238.3 million in the second quarter of 2023, from Ps.285.2 million in the second quarter of 2022. The decrease reflected primarily a lower corporate and share-based compensation expense, which was partially offset by a higher employee profit-sharing expense.

Share-based compensation expense in the second quarter of 2023 and 2022 amounted to Ps.164.7 million and Ps.250.0 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.140.3 million, to Ps.181.2 million in the second quarter of 2023, from Ps.40.9 million in the second quarter of 2022.

This increase reflected primarily (i) an increase in non-recurrent severance expense in connection with headcount reductions in our Cable and Sky segments; (ii) the absence in the second quarter of 2023 of other income derived from an insurance reimbursement in the second quarter of 2022, in connection with expenses paid for legal advisory professional services; and (iii) the absence in the second quarter of 2023 of other income derived from a purchase price adjustment paid to us in the second quarter of 2022, in connection with the disposition of our former 40% equity stake in OCESA Entretenimiento, S.A. de C.V. in 2021.

These unfavorable variances were partially offset by (i) a decrease in expense for legal and finance advisory professional services; and (ii) a decrease in loss on disposition of assets.

Other expense, net, for the second quarter of 2023 is comprised primarily of (i) non-recurrent severance expense in connection with headcount reductions; and (ii) expense for legal and finance advisory professional services.

The following table sets forth the breakdown of cash and non-cash other (expense) income, net, stated in millions of Mexican pesos, for the three months ended June 30, 2023 and 2022.

Other (Expense) Income, Net	2Q’23	2Q’22
Cash	(185.9)	94.8
Non-cash	4.7	(135.7)
Total	(181.2)	(40.9)

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended June 30, 2023 and 2022.

	2Q’23	2Q’22	Favorable (Unfavorable) change
Interest expense	(2,023.1)	(2,214.9)	191.8
Interest income	889.3	529.3	360.0
Foreign exchange gain, net	429.0	552.2	(123.2)
Other finance (expense) income, net	(46.7)	64.5	(111.2)
Finance expense, net	(751.5)	(1,068.9)	317.4

Finance expense, net, decreased by Ps.317.4 million, or 29.7%, to a Ps.751.5 million in the second quarter of 2023, from Ps.1,068.9 million in the second quarter of 2022.

This decrease reflected:

(i)
a Ps.360.0 million increase in interest income explained primarily by higher interest rates in the second quarter of 2023, which effect was partially offset by a lower average amount of cash equivalents in the second quarter of 2023; and

(ii)
a Ps.191.8 million decrease in interest expense, primarily in connection with a lower average principal amount of debt in the second quarter of 2023, as well as the absence in the second quarter of 2023 of finance expense related to prepayment of long-term debt.

These favorable variances were partially offset by (i) a Ps.123.2 million decrease in foreign exchange gain, net, resulting primarily from a 4.9% appreciation of the Mexican peso against the U.S. dollar and a decrease in our U.S. dollar net asset position in the second quarter of 2023, compared with a 1.5% depreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar net asset position in the second quarter of 2022; and (ii) a Ps.111.2 million unfavorable change in other finance income or expense, net, resulting from a loss in fair value of our derivative contracts in the second quarter of 2023.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.4,193.7 million, to Ps.24.9 million in the second quarter of 2023, from Ps.4,218.6 million in the second quarter of 2022. This decrease reflected primarily a lower share of income of TelevisaUnivision, resulting primarily from (i) the absence in the second quarter of 2023 of a dilution gain recognized by us in the second quarter of 2022, in connection with the conversion of preferred shares into common shares by a stockholder of TelevisaUnivision; (ii) the absence in the second quarter of 2023 of a gain on reversal of a remaining impairment loss recognized by us in the second quarter of 2022, in connection with our investment in common shares of TelevisaUnivision; and (iii) a lower net income of TelevisaUnivision in the first half of 2023.

Share of income of associates and joint ventures, net, for the second quarter of 2023, included primarily our share of income of TelevisaUnivision.

Income Taxes

Income taxes decreased by Ps.1,417.8 million, to Ps.93.1 million in the second quarter of 2023, from Ps.1,510.9 million in the second quarter of 2022. This decrease reflected primarily a lower income tax base in the second quarter of 2023, which was partially offset by a higher effective income tax rate.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.110.0 million, or 73.8%, to Ps.39.0 million in the second quarter of 2023, compared with Ps.149.0 million in the second quarter of 2022. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Cable and Sky segments.

Net income attributable to non-controlling interests for the second quarter of 2022, included primarily net income attributable to non-controlling interests in our Cable and Sky segments.

Capital Expenditures

During the second quarter of 2023, we invested approximately U.S.$204.2 million in property, plant and equipment as capital expenditures.

The following table sets forth the breakdown by segment of capital expenditures for the second quarter of 2023 and 2022, in millions of U.S. dollars.

Capital Expenditures (Millions of U.S. Dollars)	2Q’23	2Q’22
Cable	152.3	183.9
Sky	40.6	54.9
Other Businesses	11.3	0.1
Total	204.2	238.9

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of June 30, 2023 and December 31, 2022. Amounts are stated in millions of Mexican pesos.

	June 30, 2023	December 31, 2022	Increase (Decrease)
Current portion of long-term debt	9,977.6	1,000.0	8,977.6
Long-term debt, net of current portion	85,442.4	104,240.7	(18,798.3)
Total debt (1)	95,420.0	105,240.7	(9,820.7)
Current portion of long-term lease liabilities	1,289.5	1,373.2	(83.7)
Long-term lease liabilities, net of current portion	6,440.9	6,995.8	(554.9)
Total lease liabilities	7,730.4	8,369.0	(638.6)
Total debt and lease liabilities	103,150.4	113,609.7	(10,459.3)
(1) As of June 30, 2023 and December 31, 2022, total debt is presented net of finance costs in the amount of Ps.950.1 million and Ps.994.7 million, respectively.

As of June 30, 2023, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and non-current investments in financial instruments) was Ps.61,584.2 million. As of June 30, 2023, the non-current investments in financial instruments amounted to an aggregate of Ps.2,662.9 million.

Dividend

In April 2023, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2023 in the aggregate amount of Ps.1,027.4 million.

Shares Outstanding

As of June 30, 2023 and December 31, 2022, our shares outstanding amounted to 327,749.8 million and 330,739.7 million shares, respectively, and our CPO equivalents outstanding amounted to 2,801.3 million and 2,826.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2023 and December 31, 2022, the GDS (Global Depositary Shares) equivalents outstanding amounted to 560.3 million and 565.4 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

During the second quarter of 2023, Grupo Televisa maintained its “A” rating with MSCI, the most important rating agency for investment funds. We published our 2022 Sustainability Report “We Empower Connections”, detailing our company's integrated strategy focused on creating climate resilient connections, digital inclusion, empowering people and leading by example. We present the value creation process connecting it with our new purpose, mission, and vision, and with our contribution to the Sustainable Development Goals (SDGs). In addition, we include a new materiality analysis that was prepared for the first time with the double materiality approach.

COVID-19 Impact

The COVID-19 pandemic has had a negative effect on our business, financial position, and results of operations.

An increase in infection rates, the effect of new COVID-19 variants, or the emergence of a new pandemic, could trigger a renewal of governmental restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and may affect our operations.

Due to the evolving and uncertain nature of a pandemic such as COVID-19, we are not able to estimate the full extent of the impact that an event of this nature may have in our business, financial position, and results of operations over the near, medium or long-term.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2022, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com

In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well other important information concerning its business from time to time on its website and elsewhere. The Company is not responsible for such TelevisaUnivsion information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra Garcia / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
 (Millions of Mexican Pesos)

	June 30,		December 31,
	2023		2022
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	38,903.3	Ps.	51,131.0
Trade notes and accounts receivable, net		8,629.3		8,457.3
Other accounts and notes receivable, net		396.1		315.0
Income taxes receivable		6,369.2		6,691.4
Other receivable taxes		6,791.6		6,593.7
Derivative financial instruments		-		11.2
Due from related parties		761.2		311.2
Transmission rights and programming		668.0		888.3
Inventories		1,369.2		1,448.3
Contract costs		1,957.0		1,918.3
Reimbursement receivable		-		1,431.5
Other current assets		3,103.5		2,379.6
Total current assets		68,948.4		81,576.8

Non-current assets:
Trade notes and accounts receivable, net of current portion		591.0		438.4
Due from related party		6,706.4		6,365.0
Derivative financial instruments		434.7		532.3
Transmission rights and programming		1,570.1		1,022.8
Investments in financial instruments		2,662.9		3,389.5
Investments in associates and joint ventures		48,380.5		50,450.9
Property, plant and equipment, net		80,732.3		82,236.4
Investment property, net		2,831.8		2,873.2
Right-of-use assets, net		6,403.0		6,670.3
Intangible assets, net		40,752.5		41,123.6
Deferred income tax assets		19,771.4		18,770.0
Contract costs		3,423.8		3,399.9
Other assets		238.8		258.4
Total non-current assets		214,499.2		217,530.7
Total assets	Ps.	283,447.6	Ps.	299,107.5

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Millions of Mexican Pesos)

	June 30, 2023 (Unaudited)		December 31, 2022 (Audited)
LIABILITIES

Current liabilities:
Current portion of long-term debt	Ps.	9,977.6	Ps.	1,000.0
Interest payable		1,592.8		1,761.1
Current portion of lease liabilities		1,289.5		1,373.2
Derivative financial instruments		183.4		71.4
Trade accounts payable and accrued expenses		16,112.7		16,083.9
Customer deposits and advances		2,010.7		1,841.1
Current portion of deferred revenue		287.7		287.7
Income taxes payable		916.5		4,457.9
Other taxes payable		2,664.8		2,661.2
Employee benefits		1,208.7		1,384.8
Due to related parties		795.9		88.3
Provision for lawsuit settlement agreement		-		1,850.2
Other current liabilities		1,755.9		1,510.0
Total current liabilities		38,796.2		34,370.8
Non-current liabilities:
Long-term debt, net of current portion		85,442.4		104,240.7
Lease liabilities, net of current portion		6,440.9		6,995.8
Deferred revenue, net of current portion		5,034.2		5,178.0
Deferred income tax liabilities		1,105.4		1,249.5
Post-employment benefits		817.8		771.5
Other long-term liabilities		2,281.9		2,171.3
Total non-current liabilities		101,122.6		120,606.8
Total liabilities		139,918.8		154,977.6

EQUITY
Capital stock		4,722.8		4,836.7
Additional paid-in capital		15,889.8		15,889.8
		20,612.6		20,726.5
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		126,187.0		84,202.7
Net (loss) income for the period		(655.4)		44,712.2
		127,670.6		131,053.9
Accumulated other comprehensive loss, net		(9,294.2)		(10,823.9)
Shares repurchased		(11,349.3)		(12,648.6)
		107,027.1		107,581.4
Equity attributable to stockholders of the Company		127,639.7		128,307.9
Non-controlling interests		15,889.1		15,822.0
Total equity		143,528.8		144,129.9
Total liabilities and equity	Ps.	283,447.6	Ps.	299,107.5

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Millions of Mexican Pesos)

		Three months ended June 30,			Six months ended June 30,
	2023		2022		2023		2022
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Revenues	Ps.	18,520.2	Ps.	18,533.5	Ps.	37,039.9	Ps.	37,142.7

Cost of revenues		12,123.8		11,848.2		24,205.8		23,675.0

Selling expenses		2,212.9		2,097.8		4,451.4		4,231.0

Administrative expenses		3,010.1		2,994.9		5,823.4		5,838.4
Income before other expense		1,173.4		1,592.6		2,559.3		3,398.3
Other expense, net		(181.2)		(40.9)		(363.3)		(209.3)
Operating income		992.2		1,551.7		2,196.0		3,189.0
Finance expense		(2,069.8)		(2,214.9)		(4,722.8)		(6,826.7)
Finance income		1,318.3		1,146.0		1,772.7		868.2
Finance expense, net		(751.5)		(1,068.9)		(2,950.1)		(5,958.5)
Share of income of associates and joint ventures, net		24.9		4,218.6		121.6		4,684.0
Income (loss) before income taxes		265.6		4,701.4		(632.5)		1,914.5
Income tax (expense) benefit		(93.1)		(1,510.9)		94.9		(632.8)
Net income (loss) from continuing operations		172.5		3,190.5		(537.6)		1,281.7
Income from discontinued operations, net		-		98.9		-		54,864.3
Net income (loss)	Ps.	172.5	Ps.	3,289.4	Ps.	(537.6)	Ps.	56,146.0

Net income (loss) attributable to:
Stockholders of the Company	Ps.	133.5	Ps.	3,140.4	Ps.	(655.4)	Ps.	55,782.5
Non-controlling interests		39.0		149.0		117.8		363.5
Net income (loss)	Ps.	172.5	Ps.	3,289.4	Ps.	(537.6)	Ps.	56,146.0

Basic earnings (loss) per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	0.05	Ps.	1.04	Ps.	(0.23)	Ps.	0.33
Discontinued operations		-		0.07		-		19.38
Total	Ps.	0.05	Ps.	1.11	Ps.	(0.23)	Ps.	19.71

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: July 27, 2023	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel